As filed with the Securities and Exchange Commission on June 27, 2018
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to __________________

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE REALTY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION
600 East 96th Street, SUITE 100
INDIANAPOLIS, INDIANA 46240

DUKE REALTY 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Associate Benefits Committee
Duke Realty 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of assets available for plan benefits of the Duke Realty 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in assets available for plan benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in assets available for plan benefits for the years ended December 31, 2017 and 2016, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have served as the Plan’s auditor since 1994.
Indianapolis, Indiana
June 27, 2018

DUKE REALTY 401(k) PLAN
Statements of Assets Available for Plan Benefits
December 31, 2017 and 2016
	2017	2016
Assets held by trustee:
Investments, at fair value:
Cash	$11,934	$—
Common and preferred stock	34,111,512	34,832,818
Corporate bonds	19,572	11,691
Money market funds	5,991,343	8,306,066
Mutual funds	101,425,640	89,017,595
Total investments	141,560,001	132,168,170
Receivables:
Employee contribution	81,816	99,172
Employer discretionary contribution	656,147	876,724
Notes receivable from participants	1,098,159	1,383,873
Unsettled trades	323,382	93,029
Total receivables	2,159,504	2,452,798

Assets available for plan benefits	$143,719,505	$134,620,968
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Statements of Changes in Assets Available for Plan Benefits
Years ended December 31, 2017 and 2016
	2017	2016
Investment income:
Interest and dividends	$7,096,916	$4,152,021
Net appreciation in fair value of investments	14,031,097	11,470,466
Total investment income	21,128,013	15,622,487
Interest income on notes receivable from participants	54,725	68,499
Contributions:
Employer discretionary	656,147	877,538
Employer matching of salary deferral	1,496,973	1,506,613
Participants’ salary deferral	4,667,171	4,742,765
Participants’ rollover	672,964	207,484
Total contributions	7,493,255	7,334,400
Total additions	28,675,993	23,025,386
Deductions from assets attributed to:
Administrative fees	47,020	43,983
Benefits paid to participants	19,530,436	14,861,070
Deemed distributions of defaulted participant loans	—	123,859
Total deductions	19,577,456	15,028,912
Net increase	9,098,537	7,996,474
Assets available for plan benefits:
Beginning of year	134,620,968	126,624,494
End of year	$143,719,505	$134,620,968
See accompanying notes to financial statements.

DUKE REALTY 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of Plan
The following description of the Duke Realty 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older. Employees are eligible to participate in the Plan on the first day of the calendar month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Associate Benefits Committee is responsible for oversight of the Plan, as appointed by the Executive Compensation Committee of the Board of Directors of Duke Realty Corporation. The Associate Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Executive Compensation Committee.

(b)	Contributions
Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to be less than 1% and not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches 50% of participant contributions annually up to 6% of total compensation. The Employer matching contribution is limited to a participant’s first $270,000 of compensation. Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $656,147 in 2017 (paid in 2018) and $876,724 in 2016 (paid in 2017).

(c)	Participant Accounts
Each participant’s account is credited (debited) with the participant’s contribution and Employer matching contribution, as well as allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting
Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Notes Receivable From Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan repayment periods may not exceed five years except for the loans used to acquire a principal residence, in which case the repayment period may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, and range from 4.25% to 9.25% at December 31, 2017 and have maturities from January 2018 through May 2027. Principal and interest is paid ratably through payroll deductions.

(f)	Benefits
Upon retirement, death, disability or other termination of employment, a participant’s vested account balance is to be distributed in a single lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(g)	Forfeitures
Participants who terminate employment forfeit any non-vested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2017 and 2016, Employer contributions were reduced by $69,000 and $102,000, respectively, from forfeited non-vested accounts. As of December 31, 2017 and 2016, there are $22,648 and $49,974, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.

(c)	Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Associate Benefit Committee determines the Plan's valuation policy utilizing information provided by the investment advisers and custodian. See note 5 for discussion of fair value measurements.
Net appreciation in fair value of investments is reflected in the statements of changes in assets available for plan benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Benefit Payments
Benefits are recorded when paid.

(e)	Administrative Expenses
In 2017 and 2016, portfolio advisory service fees, service withdrawal fees, participant loan origination fees, participant loan maintenance fees, employer stock trustee fees, and employer stock sale/purchase fees were charged to participant’s accounts as incurred and all remaining usual and reasonable expenses of the Plan were paid by the Company.

(f)	Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain tax positions taken.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

(5)	Fair Value Measurements
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.
Money market funds, equity securities, and corporate bonds: Valued at the closing price reported on the active market on which the individual investments are traded.
Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded. Mutual funds held by the Plan are open ended mutual funds that are registered with the Securities & Exchange Commission (SEC). These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed actively traded. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2017 and 2016, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input
	Type as of December 31
	2017	2016
Level 1:
Duke Realty Stock	$29,768,909	$31,965,756
Money Market Funds	5,326,445	7,642,931
Mutual Funds	95,405,786	82,844,438
Self-directed brokerage funds	11,058,861	9,715,045
	$141,560,001	$132,168,170

Level 2:	$—	$—
Level 3:	$—	$—

Total	$141,560,001	$132,168,170

(6)	Party-in-Interest Transactions
The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Government Money Market Portfolio, Fidelity Balanced Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation‑Protected Bond Fund, Fidelity International Index Fund, and Fidelity Total Market Index Fund. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(7)	Concentrations
At December 31, 2017 and 2016, approximately 21% and 24%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(8)	Risks and Uncertainties
The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(9)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of assets available for plan benefits according to the financial statements as of December 31, 2017 and 2016, to the Form 5500:

	2017	2016

Assets available for plan benefits per the financial statements	$143,719,505	$134,620,968
Certain deemed distributions of participant loans	(90,349)	(86,036)
	$143,629,156	$134,534,932

The following is a reconciliation of the net increase per the financial statements and the net income per the Form 5500 for the years ended December 31, 2017 and 2016:

	2017	2016

Change in certain deemed distributions of participant loans	$(4,313)	$(6,482)
Net increase per the financial statements	9,098,537	7,996,474

	$9,094,224	$7,989,992

Certain deemed distributions represent active participants' loan balances that were in default and have been taxed to the participant (deemed loans). Amounts associated with deemed loans are included in the asset balance reported in the financial statements at December 31, 2017 and 2016, but are removed from the assets reported on the Form 5500.

DUKE REALTY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
Party-in-			Current
interest	Identity	Description of investment	value
	Common Stock:
*	Duke Realty Corporation	Common stock	$29,768,909
	Money market funds:
*	Fidelity	Fidelity Government Money Market Portfolio	5,326,445
	Mutual funds:
	American Funds	American Funds Euro Pacific Growth Fund	7,273,323
*	Fidelity	Fidelity Balanced Fund - Class K	4,344,388
*	Fidelity	Fidelity Freedom 2005 Fund - Class K	164,573
*	Fidelity	Fidelity Freedom 2010 Fund - Class K	77,329
*	Fidelity	Fidelity Freedom 2015 Fund - Class K	170,385
*	Fidelity	Fidelity Freedom 2020 Fund - Class K	2,631,274
*	Fidelity	Fidelity Freedom 2025 Fund - Class K	2,508,738
*	Fidelity	Fidelity Freedom 2030 Fund - Class K	4,573,760
*	Fidelity	Fidelity Freedom 2035 Fund - Class K	2,631,063
*	Fidelity	Fidelity Freedom 2040 Fund - Class K	1,909,162
*	Fidelity	Fidelity Freedom 2045 Fund - Class K	1,982,437
*	Fidelity	Fidelity Freedom 2050 Fund - Class K	1,297,878
*	Fidelity	Fidelity Freedom 2055 Fund - Class K	422,288
*	Fidelity	Fidelity Freedom 2060 Fund - Class K	66,741
*	Fidelity	Fidelity Freedom Income Fund - Class K	495,827
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,375,242
*	Fidelity	Fidelity International Index Fund	1,634,191
*	Fidelity	Fidelity Total Market Index Fund	9,413,369
	Invesco	Invesco Growth and Income Fund - R6	8,312,815
	Janus	Janus Small Cap Core Select Class	5,706,188
	John Hancock	John Hancock Disciplined Value Mid Cap Class I	7,913,724
	Prudential	Prudential Total Return Bond Fund	8,427,126
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund	16,705,412
	T. Rowe Price	T. Rowe Price Mid-Cap Growth Fund	4,368,553
			$95,405,786

	Participant directed brokerage account		11,058,861

*	Participant loans (interest rates ranging from 4.25% to 9.25% and maturities from January 2018 through May 2027.)		1,098,159
	Total		$142,658,160
*	Denotes exempt party-in-interest.
Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DUKE REALTY 401(k) PLAN

Date: June 27, 2018	/s/ Denise K. Dank
Denise K. Dank Chief Human Resources Officer Chairman, Associate Benefits Committee